The Hershey Company 2006 Summary Annual Report


07048178

Happiness for Life

Hershey is a part of life. Whether it's a family celebration, a quiet indulgence, a special moment or a quick treat, Hershey meets consumer needs for every occasion. We're proud of Hershey's unique connection to consumers, and our success is built on the special place Hershey holds in their lives. This commitment to providing joy, fun and excitement for every occasion is our guarante that Hershey is Happiness for Life.

2006 financial performance

(Excluding Items Affecting Comparability*)



Net Sales
2.6%
EBIT**
3.2%
Net Income
0.7%
EPS
4.4%

* Net income and Earnings Per Share ("EPS") exclude the after-tax effect of net business realignment and asset impairment charges in 2006 and 2005 (referred to in this report as "from operations"). F tion of financial performance reported in accordance with U.S. generally accepted accounting principles ("GAAP") to financial performance excluding items affecting comparability, see page 41.

** Earnings Before Interest and Income Taxes ("EBIT") of $1,004.2 million for 2006, compares with EBIT of $972.6 million for 2005, excluding net business realignment and asset impairment charges of $ 2006 and $119.0 million in 2005, respectively. EBIT presented in accordance with GAAP was $992.6 million for 2006 and $853.6 million for 2005.

The Company adopted Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Misstatements When Quantifying Misstatements in Current Year Financ* ("SAB No. 108"), in the fourth quarter of 2006. Accordingly, EBIT, Net Income and EPS for all prior periods were adjusted to give effect to SAB No. 108.

Safe Harbor Statement

This report contains statements which are forward-looking. These statements are made based upon current expectations which are subject to risk and uncertainty. Actual results may differ materially f tained in the forward-looking statements. Factors which could cause results to differ materially include, but are not limited to: our ability to implement and generate expected ongoing annual savings fr to transform our supply chain and advance our value-enhancing strategy; changes in raw material and other costs and selling price increases; our ability to execute our supply chain transformation with ed timeframe in accordance with our cost estimates; the impact of future developments related to the recent product recall and temporary plant closure in Canada, including our ability to recover cos for the recall and plant closure from responsible third parties; pension cost factors, such as actuarial assumptions, market performance and employee retirement decisions; changes in our stock price, a impacts on our expenses for incentive compensation, stock options and certain employee benefits; market demand for our new and existing products; changes in our business environment, including a petitors and changes in consumer preferences; changes in governmental laws and regulations, including taxes; risks and uncertainties related to our international operations; and such other matters as Company's Annual Report on Form 10-K for 2006.

to our fellow stockholders:

Beginning in 2001, Hershey implemented its value-enhancing strategy. The fundamental components of this strategy included driving profita core business growth and improving operating margins.

This strategy served our company well through 2005. Our leadership within the U.S. confectionery market exp behind new products and superior retail execution. A commitment to tight cost control across the business enabled u invest in our brands and selling capabilities.

This combination of growth and productivity resulted in superior financial performance. From 2000 through 2 Hershey's diluted earnings per share from operations increased at a compound annual growth rate of 13.4% per year. this five-year period, Hershey's total stockholder return increased by 61.2% vs. 42.2% for the S&P Food Group. Hershe a top performer by any measure.

However, following a solid start to 2006, with gains in sales, market share and profitability, we experienced a d balance of the year. Although we made good progress against several of our growth initiatives, our performance wasn' we've come to expect or what we're capable of delivering. We've established clear priorities for 2007 to enable Hersh return to greatness.

Business Review

For 2006, net sales increased by 2.6%. Highlights included growth in dark chocolate, refreshment, seasons and interna Growth was negatively impacted by Hershey's U.S. marketplace performance, which slowed during the second half. Th required shift in our product portfolio to more-sustainable new product platforms took longer than expected. In addit we faced stronger programming from a larger number of competitors. Importantly, good progress was made on two of platforms, dark chocolate and refreshment. Both are on-trend with consumers and represent great sources of profital growth for our customers.

Dark chocolate was our fastest-growing business, as consumers responded to the news of antioxidant benefits of course, to the great taste of *Hershey's* dark chocolate. The *Ice Breakers* platform within refreshment has enabled H to become the leader within the mint segment as we've delivered superior products in unique packaging.


KISSES

Richard H. Lenny
Chairman of the Board, President
and Chief Executive Officer

An area in which Hershey continues to leverage its marketplace leadership is seasons, the times of the year w
consumers specifically shop the confectionery category looking for news, variety and family enjoyment. In 2006, we g
market share within each of the key seasons. Future success within seasons requires a strong discipline of delivering
and controlling costs associated with seasonal merchandise.

The Hershey Experience, which combines our retail stores and direct marketing business, had another strong
This part of our company has the exciting challenge and opportunity to reinforce the emotional connectivity betwee
consumers and our company.

Another great example of this "connectivity" is Hershey's new Global Customer Innovation Center, which ope
fall in Hershey, PA. Individual customers from around the world will meet here and work with our teams to develop t
products and programs in support of their own unique marketing strategies.

We acquired the Dagoba Organic Chocolate Company in October to add further scale to our U.S. premium c
business. Dagoba is now part of our Artisan Confections Company, which got its start with the 2005 acquisitions of S
Berger and Joseph A. Schmidt premium confectionery companies. All three of these businesses provide access to ne
consumer segments within high-growth retail and specialty outlets.

Hershey International sales and profitability exceeded expectations. Both Mexico and Brazil are building produ portfolios that reflect local taste preferences. The successful implementation of SAP in Mexico now gives us a business system that can deliver better route-to-market capabilities and financial discipline. Asia performed well in 2006 and, eq important, we have several promising initiatives that will enable Hershey to effectively compete within this high-potent

Although operating margins were not at the expected levels or what's needed to fuel investment in our busine there were areas of solid performance. We overcame significant raw materials cost pressures through very effective b strategies. This consistently has been a core strength of the company and must continue. In addition, our manufacturi locations were able to achieve their productivity goals despite lower production volumes. Across the company, everyo did their part to control administrative costs, despite very tight budgets.

Organization Vitality

While business performance is always reviewed first, it's Hershey's 14,000 employees who determine our success. Th commitment of your employees to delivering superior results is without equal. The value we place on our responsibili the company and to each other is a true reflection of the Hershey culture.

More than 550 people were promoted during the year. Based on the ever-changing needs of our business, ma others were given new roles and responsibilities, and all of us had the opportunity to learn and grow ... a hallmark of a vibrant organization.

We created the North American Commercial Group by combining our U.S. and Canadian businesses. This con enables us to better align customer initiatives across North America and creates affordability to invest in building our

Ray Brace, who has devoted 40 years to Hershey, announced his retirement, effective in May 2007. Ray's pass devotion to the company and to all of its employees are legendary. We wish Ray all the best and thank him for his ma contributions during an extraordinary career. Gregg Tanner, our new Senior Vice President, Global Operations, joined July. Gregg brings to Hershey a terrific track record of accomplishments across numerous segments within the food b We're thrilled to have Gregg leading our worldwide operations.

In January 2007, we announced Dave West's appointment as Executive Vice President, Chief Operating Offic In Dave's nearly six years with Hershey, he's delivered superior results in the areas of strategic planning and sales, and recently as CFO. Dave's experience and stellar performance make him well-suited for this new role.

Corporate Governance

Your board of directors continued to strengthen its governance practices in 2006. Ongoing monitoring of governanc practices ensures that our governance principles and all committee charters reflect the appropriate enhancements. maintain awareness of our code of ethical business conduct through communication and a certification program for and directors. In 2006, we added a new ethics training program. Our corporate governance principles, board commi ters and code of ethical business conduct are available in the Investor Relations section of our website at www.hersh

The board strengthened Hershey's capital structure by: 1) increasing the dividend by 10% (the 32nd consecuti increase); 2) completing a $563 million share repurchase; and 3) restructuring debt to take advantage of attractive lo interest rates.

An extensive review and subsequent approval of the company's strategic plan and succession plan were com June. Both are being implemented and should serve our stockholders well in 2007 and beyond. The board complete annual assessment as part of its good governance practices. This is performed for the board as a whole, its three ind committees and for each director. The strong results reflect a very effective and aligned board.

Hershey's stock performance was poor, reflecting the company's overall results in 2006. Over the long term, remains solid. Provided below is the change in total stockholder return (stock price appreciation plus dividends paid one-year and five-year periods.

	Total Stockholder Re
	2006
Hershey	-8.1
S&P Food Group	16.5
15 Company Peer Group	18.3
S&P 500	15.8

Global Citizenship

The Hershey Company is regarded as a good corporate citizen. This reflects our unique relationship to the Milton H School, our largest stockholder, which nurtures and educates children in social and financial need.

It also recognizes our continuing efforts to improve the quality of life, both in our local communities and more During 2006, we contributed nearly $20 million in cash and product to over 250 charitable and community organizat

More than 400,000 boys and girls in 3,000 communities across the U.S. and Canada participated in our *Hersh*
Track and Field Games, which celebrates its 30th year in 2007. Our partnership with USA Track & Field helped promo
games and further increase awareness of the importance of youth fitness.

The International Foundation for Education & Self-Help completed the first year of a Hershey-funded program
focused on teacher training in Ghana and the Ivory Coast. Through the World Cocoa Foundation, we joined with othe
member companies to fund a program that will help 150,000 West African cocoa farmers improve their incomes and
productivity over the next five years.

A Look Ahead . . .

One of the best parts about the future, in addition to the excitement of its uncertainty, is that we can create it. This is
what your company intends to do.

We've established three clear imperatives to deliver superior performance over the long term. We call this $\mathbf{E}^3$:
1) enhance our relevance; 2) extend our reach; and 3) enable our growth.

Enhance our relevance Hershey has the leadership position within the very attractive U.S. confectionery mar
However, the marketplace is highly competitive, and consumer and customer expectations are both changing and incr
rapidly. We must and will respond accordingly. Through a combination of product news, meaningful consumer benefits
innovative programming, we're significantly increasing investment in our iconic brands (*Reese's*, *Hershey's Kisses* and *H*
and behind our growth platforms, primarily dark and premium chocolate, and refreshment.

Our core brands have strong marketplace positions and clearly respond to news and programming. A great ex
of this is the extensive support we have underway for the 100th anniversary of the *Hershey's Kisses* brand. The investr
new platforms reflects their relevance with consumers while building upon our recent success.

Extend our reach Within the U.S., the opportunities to leverage our immense scale within high-growth custon
classes of trade remain very attractive. This will require flexible programming and dynamic retail coverage to capitalize
ever-changing retail landscape. In addition, the ubiquity of the confectionery category provides attractive growth pote
alternative channels such as home improvement, consumer electronics and housewares.

Although we're fortunate to have the leadership position in the very attractive U.S. confectionery market, ther
emerging global markets where long-term growth rates offer significant potential. In addition, global markets offer Her
access to lower costs of production. Taking a disciplined approach to global expansion, we're focused on markets such

Mexico, China and India, as well as on selected markets in South America. By developing regionally relevant product establishing a cost-effective route-to-market, we believe that Hershey can build a strong foundation for growth.

Here's a perfect example. We recently announced a joint venture with Lotte, the leading Asian food and conf company. This relationship will enable us to manufacture confectionery products in China for the greater China mar subsequent distribution to other Asian markets. Alliances with well-established partners in specific regions are one w which Hershey can achieve its goals while lowering the investment and risk profile.

Across the globe, consumers are benefiting from and capitalizing on the explosive growth in new technologie "new world" provides exciting opportunities for Hershey to reach its consumers in ways never before experienced. V over the Internet or via personal devices such as cell phones, we must reach our consumers in ways that work for th if challenging or unfamiliar to us.

Enable our growth In order to accomplish the above, a sustained level of investment broadly across our con and customer initiatives is required. Over the past several years, we've been able to increase operating margins to fu necessary investment. As we look to the future, we must take the appropriate actions to ensure margin expansion.

Another key enabler is superior organizational capabilities. This includes better and more actionable informat disciplined processes that both reflect new realities and let go of the past, and a leadership team that acts decisively and courageously.

E^3 is not a slogan; it's a new way of life for our company. All **E^3** imperatives must work together to ensure that achieve consistent marketplace and financial performance over the long term.

Superior-performing companies deliver superior value propositions to their consumers and customers. Hersh done so in the past, and we will continue to do what's necessary across our portfolio, business system and organizati ensure that we exceed these great expectations.

Thank you for your continued support and belief in The Hershey Company. We take neither for granted, and continue to earn both.



Richard H. Lenny
Chairman of the Board, President and Chief Executive






Twizzlers

Reese's

SCHARFFEN BERGER



SCHARFFEN BERGER


Kissables


ICE BREAKERS
Ice Cubes


HERSHEY'S
Milk Chocolate

is

Hershey is *the* chocolate company. Our name stands for great chocolate, and our iconic brands have made us the leader in the North American chocolate market. We're building on our leadership position by leveraging Hershey's heritage, brands, expertise and commitment to meeting customer and consumer needs.

fun delic


CACAO RESERVE by Hershey's
Java
PREMIUM MILK CHOCOLATE
37% cacao
SINGLE ORIGIN BEANS
Rich caramel notes and smooth chocolate finish
NET WT 3.53 OZ (100 g)
CACAO RESERVE by Hershey's
Java



"*Hershey's Kisses* were always **my favorite,** and now I love *Kissables.* They're delicious and convenient too."



KISSES



us...surprisin

"I can't wait to get home from school every day and have a *Hershey's* drink box with my brother."





HERSHEY'S
HERSHEY'S




awesome
"This candy bar has it all ...
creamy, crunchy, salty, sweet.
And King Size is a
perfect fit for me!"
Reese's


New!
Reese's
Crispy Crunchy
MADE WITH CHOCOLATE • CRISPY PEANUT BUTTER CANDY • CREAMY PEANUT BUTTER • CHOPPED PEANUTS
KING SIZE Bar

bold

Our core brands, including *Hershey's*, *Reese's* and *Hershey's Kisses*, are th foundation of our success. Our investment in these brands ensures that continue to deliver the excitement and growth that consumers, customer stockholders expect from Hershey.

The launch of *Reese's* Crispy Crunchy in 2006 illustrates how we growth by leveraging our core brands. *Reese's* Crispy Crunchy delivers th salty-sweet benefit consumers love in the highly profitable, single-serve f And *Reese's* Crispy Crunchy is playing an important role in **building o leadership** in the King Size segment.

Kissables provides a single-serve presence for the iconic *Hershey* brand. Consumers also love our new *Hershey's Kisses* Chocolate Truffle. year, we kicked off the 100th anniversary of *Hershey's Kisses*, which will f much more news, advertising and exciting new products in 2007.

2006 was the year of dark chocolate. Consumers became more the benefits of antioxidants and increasingly interested in bold flavors, re in explosive growth in the category. Hershey is uniquely positioned to co winning with dark chocolate. *Special Dark* is the leading branded dark ch in the United States and was our fastest-growing brand in 2006.

Hershey's Extra Dark shows how we apply our great brands and our chocolate expertise to meet consumer needs and expand our business. *Hershey's Extra Dark* offers bolder tastes and perfectly complements *Special Dark*. In less than a year, *Hershey's Extra Dark* became the third most popular brand in the segment.

The launch of *Cacao Reserve by Hershey's* gave us an exciting line in the profitable premium segment. *Cacao Reserve* lets consumers enjoy extraordinary chocolate that is both affordable and accessible. For customers, *Cacao Reserve* offers increased profitability. Our Java, Santa Domingo, Arriba and São Tome' bars allow consumers to appreciate the different tastes of high-quality cocoa from individual growing countries.

Dagoba Organic Chocolate, acquired in 2006, positions Hershey as a key player within the on-trend organic market. As with our previous acquisitions of Scharffen Berger and Joseph Schmidt, Dagoba extends our reach to consumers seeking a **superior chocolate experience**.

Hershey's core brands and partnerships with global and key regional customers are central to our disciplined approach to building our global business. We're focused on high-potential emerging markets such as China and India, and select markets in South America. Our global innovation capabilities enable us to make brands relevant to local and regional markets. In China, for example, we introduced *Hershey's* Green Tea bar, specially formulated to appeal to local consumers. We're also delivering *Reese's* to international markets with new flavors like almond and hazelnut, giving this $1 billion brand new relevance to global consumers.


HERSHEY'S
SPECIAL DARK
NATURAL SOURCE OF ANTIOXIDANTS
HERSHEY'S
SPECIAL DARK


HERSHEY'S
SPECIAL DARK

antic. smoo

Self Park

HERSHEY'S SPECIAL DARK


"I choose organic foods whenever I can, and Dagoba is exquisite."


HERSHEY
48
CHIEF
S. STEIN
Reese's
everywher
Reese's
Reese's
"Everybody's all-time favorite."


HERSHEY
48
WAGNER
HERSHEY
48
DEPUTY CHIEF
Reese's
2 PEANUT BUTTER CUPS
...exciting



Hershey is the leading mint company in the United States. Our leadership is built on delivering refreshment in flavors and forms that consumers love. Our focus on innovation and our ability to meet consumer needs make refreshment a powerful platform for future growth.






York
MINTS
Indulgent mints dipped in dark chocolate with a mint shell
NET WT 1.35 OZ (38 g)



cool. exhil





ating . . . refr

“They’ve updated a classic, and I love these stylish tins.”




Snacks to Go!



now . . . ama

"That's intense.
Sour, sweet and refreshing.
WOW!"


ICE BREAKERS
SOURS
GUM
Pink Lemonade
Ultimate Mouth Fresh

ng. . .

Ice Breakers shows how we leverage our brands and innovation capabiliti
meet consumer needs and drive profitable growth in the refreshment ca
Ice Breakers is the top-selling mint franchise in the United States, experie
growth in retail takeaway and market share over the past three years. *Ice*
Assorted Sours is the top-selling mint item.

In 2006, we leveraged the success of this franchise through the i
of *Ice Breakers Sours* gum, bringing the magic and great taste of the mint
to the gum category. *Ice Breakers Sours* gum gives consumers yet **anoth**
refreshment option, making it the perfect complement to our *Sou*
The product also offers a great opportunity to capture incremental grow
high-margin intense gum segment.

Our refreshment platform provides the opportunity for global ex
as well. We successfully introduced *Ice Breakers* mints in Mexico in 2006
see the potential for using *Ice Breakers* to deliver the refreshment benef
emerging markets in the future.

The refreshment segment also provides Hershey with an exciting
to build our *York* brand in the higher-margin, single-serve refreshment ca
created *York* mints in 2006 – indulgent mints dipped in chocolate with a

offered in an elegant embossed tin. This new product also illustrates our success in leveraging partnerships with customers to drive trial and increase sales. *York* mints will be available at beverage stations in convenience stores, extending our presence in these high-traffic locations. We're also working with customers on in-store promotions featuring *York* mints placed with coffee drinks.

Such customer collaboration efforts took a major step forward in 2006 with the opening of our **Global Customer Innovation Center** in Hershey, Pennsylvania. The new Center provides an exciting destination for strategy sessions, brand building and the development of customer-driven programs. Our customers are now able to see, touch, taste and experience our latest benefit-driven product innovations, global brands, chocolate and cocoa technology, and merchandising strategies.


inno


ative stylis
ICE BREAKERS
"Cool,
fun and...
perfect for
sharing

Hershey is the leader in single-serve snacks. We're growing in the broader snack market by leveraging our great brands and our expertise in chocolate and nuts. With this disciplined approach, Hershey is entering new markets and delivering delicious new products to consumers.

satisfying...

NEW!
HERSHEY'S
Brownie
with Hershey's Chocolate Chips
Topped with a Drizzle of Chocolate Icing


HERSHEY'S
Brownie



"Our favorite chocolate in a yummy soft cookie."







ntastic. . . no



"A brownie with great *Reese's* peanut butter - this has to be the ultimate snack."


New


global a
SHEY'S
Almonds
"When I'm rushing
to get out the door,
Hershey's cereal bars
hit the spot."


using

Substantial snacks represent a profitable, fast-growing area, and our singl
leadership, selling capabilities and strong partnerships with customers giv
important advantages in this segment.

Hershey entered the substantial snacks market in 2006 with the
brownies and soft cookies under the *Reese's* and *Hershey's* brands. These
products offer consumers the **ultimate in indulgent snacks**, fea
delicious *Hershey's* milk chocolate and *Reese's* peanut butter.

We further leveraged our *Hershey's*, *Reese's* and *Heath* brands w
cookies, giving consumers a unique taste experience – and real chocolate

Consumers love Hershey's indulgent nut snacks, and we followed
success of our *Really Nuts* line with the launch of *Hershey's* Milk Chocola
Almonds and Macadamia Nuts, and *Hershey's Special Dark* Chocolate Co
Almonds and Macadamia Nuts.

In Brazil, the success of *Hershey's* cereal bars shows how our exp
single-serve snacks can generate growth in global markets.

Hershey is uniquely positioned to deliver health and well-being benefits in great-tasting, convenient snacks. From portion control to antioxidants, consumers increasingly look to Hershey for snacks that fit their lifestyles.




100 calories
HERSHEY'S
Snacksters
CHOCOLATE

wonderful



powerful





"You *have* to try Extra Dark.
It has a bold taste, and it's loaded with
antioxidants."





Snacks offering wellness benefits represent one of the fastest-growing segments in the $65 billion-plus snack market, and Hershey is leveraging its brands to meet these needs and drive category growth.

Our portion control snacks got off to a fast start with calorie-conscious consumers in 2006. Hershey's *100 Calorie* line and our *60 Calorie Sticks* provide indulgent snacks in a variety of flavors – all featuring delicious chocolate. In addition, we launched *Hershey's* and *Reese's Snacksters*, a line of 100-calorie salty-sweet lunchbox snacks. Hershey's great flavors in convenient, portion-controlled packaging proved a winning combination.

Studies continue to indicate the health benefits of flavanol antioxidants. As the leader in dark chocolate, Hershey is **well-positioned to win with consumers** seeking these benefits. In general, the higher the cocoa content of a chocolate product, the more flavanols it contains and the greater the antioxidant potential. A wide range of Hershey products, from *Hershey's Cocoa* and *Special Dark*, to *Hershey's Extra Dark* and *Scharffen Berger*, just to name a few, provides antioxidant benefits to consumers.

PayDay Pro shows how delivering health and well-being benefits – in this case the energy of peanuts and the benefit of protein – can be used to drive growth. The introduction of *PayDay Pro* Trail Mix is helping build *PayDay* into a $100 million brand.

We established the Hershey Center for Health and Nutrition to further our efforts in these areas. The Center will direct cutting-edge scientific research to develop products and technologies that provide consumers with health benefits in the areas of heart health, weight management and mental and physical energy.

act


15g
Protein
PayDay PRO
HIGH PROTEIN ENERGY BAR


e... delicio
"When I need some quick energy,
PayDay Pro does the job."

local... ded


ated.

Hershey is committed to making a differenc
the communities where we live, work and d
business. This commitment dates from the
earliest years of our company and is a vital
both of our heritage and of who we are tod
We're proud of our unique legacy and our
heritage of giving back to the community. W
volunteer actively, give generously and worl
make a difference where it's most needed.

Our founder, Milton S. Hershey, left his entire personal fortune to fund a
for disadvantaged children. Today, the Milton Hershey School Trust contr
of The Hershey Company's voting shares and is our largest stockholder. N
1,400 disadvantaged boys and girls attending the Milton Hershey School,
as more than 8,000 graduates of the school, are direct beneficiaries of o
business success.

We are actively working to improve the lives of the millions of sm
farmers who grow cocoa around the world. This includes our support for
Cocoa Foundation programs which are teaching farmers how to grow coc
profitably in West Africa, Asia and the Americas. It also includes our parti
in industry efforts to ensure that cocoa is grown with responsible labor p
And it involves our partnership with the International Foundation for Edu
Self-Help, which is using a grant from The Hershey Company to improve
skills in Ghana and the Ivory Coast.

Each year, Hershey provides direct financial support to hundreds
community organizations, including the American Red Cross, UNICEF, th
and the Partnership for a Drug-Free America. We're proud of our strong
ships with organizations that work in minority communities, such as the N
and the Urban League.


...committed


involve

Hershey's annual United Way Campaigns are a highlight of our work in the community. We've raised millions of dollars th employee pledges and company matching funds. Our United Way Campaigns provide support for hundreds of agencies and orga in the communities where our employees live and work.

For more than a decade, our employees have volunteered and raised funds for the Children's Miracle Network, a non-pr organization dedicated to raising funds for children's hospitals across North America.

Hershey places a major emphasis on the well-being of children, and we are an **active supporter of education**. The company gives $100,000 annually to the United Negro College Fund, providing scholarships that help minority students in C Pennsylvania achieve their career and educational goals. Hershey actively supports dozens of organizations dedicated to childre including the New York Society for the Prevention of Cruelty to Children and the Boys and Girls Club.

For 30 years, we have sponsored *Hershey's Track and Field Games*, introducing more than 10 million children in 3,000 communities across the U.S. and Canada to the fun and rewards of physical fitness. Hershey recently partnered with USA Track to promote the Games and increase awareness of the importance of youth fitness. The partnership with USA Track & Field also the *Hershey's Track and Field Games* with some of its most accomplished alumni, including Olympic Gold Medalists Monique He and Joanna Hayes.

Some of Hershey's iconic brands turned pink in 2006 to support the Young Survival Coalition, a non-profit network of br cancer survivors and supporters, and the company made a $250,000 donation to the group. We also sponsored the Tour de Pink a three-day bicycle ride designed to raise money, awareness and hope for young women affected by breast cancer.

From emphasizing recycling to reducing emissions to **supporting programs that protect the tropical ecosystem**, The Hershey Company promotes practices that protect the environment and conserve resources. In Pennsylvani we recycle more than 90 percent of our waste through our own recycling center. We also reduce waste by investing in bulk ingre systems that minimize packaging.

We've found ways to use the water left over from condensing milk and continue to invest in equipment to reduce emissi for example, by adding scrubbing equipment to facilities in the United States and converting a wood-burning boiler to natural ga

Our emphasis on the environment is part of an expanded commitment to sustainability across our company, as we work ensure that our business practices meet the needs of today while ensuring that future generations have the ability to meet the n of tomorrow.





collective.







consolidated statements of income

In thousands of dollars except per share amounts

For the years ended December 31,	2006	2005
Net Sales	$4,944,230	$4,819,827
Costs and Expenses:		
Cost of sales	3,076,718	2,956,682
Selling, marketing and administrative	860,378	912,986
Business realignment and asset impairments, net	14,576	96,537
Total costs and expenses	3,951,672	3,966,205
Income before Interest and Income Taxes	992,558	853,622
Interest expense, net	116,056	87,985
Income before Income Taxes	876,502	765,637
Provision for income taxes	317,441	277,090
Net Income	$ 559,061	$ 488,547
Net Income Per Share – Basic – Common Stock	$ 2.44	$ 2.05
Net Income Per Share – Basic – Class B Common Stock	$ 2.19	$ 1.85
Net Income Per Share – Diluted	$ 2.34	$ 1.97
Cash Dividends Paid Per Share:		
Common Stock	$ 1.030	$ .9300
Class B Common Stock	.925	.8400

The notes to consolidated financial statements are an integral part of these statements.

For complete consolidated financial statements, refer to the Company's 2006 Annual Report on Form 10-K.

consolidated balance sheets

In thousands of dollars

December 31,	2006
Assets	
Current Assets:	
Cash and cash equivalents	$ 97,141
Accounts receivable—trade	522,673
Inventories	648,820
Deferred income taxes	61,360
Prepaid expenses and other	87,818
Total current assets	1,417,812
Property, Plant and Equipment, Net	1,651,300
Goodwill	501,955
Other Intangibles	140,314
Other Assets	446,184
Total assets	$4,157,565
Liabilities and Stockholders' Equity	
Current Liabilities:	
Accounts payable	$ 155,517
Accrued liabilities	454,023
Accrued income taxes	—
Short-term debt	655,233
Current portion of long-term debt	188,765
Total current liabilities	1,453,538
Long-Term Debt	1,248,128
Other Long-Term Liabilities	486,473
Deferred Income Taxes	286,003
Total liabilities	3,474,142
Commitments and Contingencies	—
Stockholders' Equity:	
Preferred Stock, shares issued: none in 2006 and 2005	—
Common Stock, shares issued: 299,085,666 in 2006 and 299,083,266 in 2005	299,085
Class B Common Stock, shares issued: 60,816,078 in 2006 and 60,818,478 in 2005	60,816
Additional paid-in capital	298,243
Unearned ESOP compensation	—
Retained earnings	3,965,415
Treasury—Common Stock shares, at cost: 129,638,183 in 2006 and 119,377,690 in 2005	(3,801,947)
Accumulated other comprehensive loss	(138,189)
Total stockholders' equity	683,423
Total liabilities and stockholders' equity	$4,157,565

The notes to consolidated financial statements are an integral part of these balance sheets.

For complete consolidated financial statements, refer to the Company's 2006 Annual Report on Form 10-K.

consolidated statements of cash flows

In thousands of dollars

For the years ended December 31,	2006	2005
Cash Flows Provided from (Used by) Operating Activities		
Net income	$ 559,061	$ 488,547
Adjustments to reconcile net income to net cash provided from operations:		
Depreciation and amortization	199,911	218,032
Stock-based compensation expense, net of tax of $14,524, $19,716 and $16,399, respectively	25,598	34,449
Excess tax benefits from exercise of stock options	(9,275)	(20,186)
Deferred income taxes	4,173	71,038
Business realignment initiatives, net of tax of $4,070 and $44,975, respectively	7,573	74,021
Contributions to pension plans	(23,570)	(277,492)
Changes in assets and liabilities, net of effects from business acquisitions and divestitures:		
Accounts receivable—trade	(14,919)	(130,663)
Inventories	(12,461)	(60,062)
Accounts payable	(13,173)	16,715
Other assets and liabilities	275	47,363
Net Cash Provided from Operating Activities	723,193	461,762
Cash Flows Provided from (Used by) Investing Activities		
Capital additions	(183,496)	(181,069)
Capitalized software additions	(15,016)	(13,236)
Business acquisitions	(17,000)	(47,074)
Proceeds from divestitures	–	2,713
Net Cash (Used by) Investing Activities	(215,512)	(238,666)
Cash Flows Provided from (Used by) Financing Activities		
Net change in short-term borrowings	(163,826)	475,582
Long-term borrowings	496,728	248,318
Repayment of long-term debt	(234)	(278,236)
Cash dividends paid	(235,129)	(221,235)
Exercise of stock options	37,111	81,632
Excess tax benefits from exercise of stock options	9,275	20,186
Repurchase of Common Stock	(621,648)	(536,997)
Net Cash (Used by) Financing Activities	(477,723)	(210,750)
Increase (decrease) in Cash and Cash Equivalents	29,958	12,346
Cash and Cash Equivalents as of January 1	67,183	54,837
Cash and Cash Equivalents as of December 31	$ 97,141	$ 67,183
Interest Paid	$ 105,250	$ 88,077
Income Taxes Paid	325,451	206,704

The notes to consolidated financial statements are an integral part of these statements.

For complete consolidated financial statements, refer to the Company's 2006 Annual Report on Form 10-K.

reconciliation of items affecting comparability

In millions of dollars except per share amounts

For the years ended December 31,	2001		2002		2003		2004		2005		
		Per Share - Diluted		Per Share - Diluted		Per Share - Diluted		Per Share - Diluted		Per Share - Diluted	
Net income in accordance with GAAP	$200.4	$ .73	$393.9	$1.43	$439.2	$1.66	$574.6	$2.24	$488.5	$1.97	$55
Items affecting comparability after tax:											
Business realignment and asset impairment charges (credits) included in cost of sales	31.8	.11	4.1	.01	1.3	–	–	–	13.4	.05	(
Business realignment charges included in selling, marketing and administrative expense	–	–	–	–	–	–	–	–	–	–	
Costs to explore the sale of the Company included in selling, marketing and administrative expense	–	–	10.9	.04	–	–	–	–	–	–	
Business realignment and asset impairments, net	140.1	.51	17.4	.06	14.2	.05	–	–	60.7	.25	
Gain on sale of business	(1.1)	–	–	–	(5.7)	(.02)	–	–	–	–	
Tax provision adjustment	–	–	–	–	–	–	(61.1)	(.24)	–	–	
Cumulative effect of accounting change	–	–	–	–	7.4	.03	–	–	–	–	
Elimination of amortization of goodwill and other intangible assets	13.5	.05	–	–	–	–	–	–	–	–	
Income excluding items affecting comparability	$384.7	$1.40	$426.3	$1.54	$456.4	$1.72	$513.5	$2.00	$562.6	$2.27	$56
			Increase vs. prior yr.	10.0%	Increase vs. prior yr.	11.7%	Increase vs. prior yr.	16.3%	Increase vs. prior yr.	13.5%	Increase prior
											2001 - 20 CA

For complete consolidated financial statements, refer to the Company's 2006 Annual Report on Form 10-K.

Note: The Company adopted Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Misstatements When Quantifying Misstatements in Current Yea Statements* ("SAB No. 108"), in the fourth quarter of 2006. Accordingly, net income and income per share-diluted for all prior periods were adjusted to give effect to SAB No. 108. The reconciliation a income measures excluding items affecting comparability, in addition to net income determined in accordance with U.S. generally accepted accounting principles ("GAAP"). These non-GAAP financia are used in evaluating results of operations for internal purposes and are not intended to replace the presentation of financial results in accordance with GAAP. Rather, the Company believes exclusi items provides additional information to investors to facilitate the comparison of past and present operations.

HERSHEY'S

The Hershey Company



100 Crystal A Drive P.O. Box 810 Hershey, PA 17033-0810
www.hersheys.com

END